UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:
1. A press release from Pearson plc announcing Update on sale of Government Solutions

Press Release
17 August 2011

UPDATE ON SALE OF GOVERNMENT SOLUTIONS

In December 2006, Pearson announced the sale of its Government Solutions business to Veritas Capital. The sale agreement included the retention by Pearson of an equity stake in the business, which was renamed Vangent, Inc.

On 16 August 2011, it was announced that Veritas Capital has reached agreement to sell the business to General Dynamics Corp. Pearson now expects to receive additional cash proceeds of approximately $115m before tax, subject to customary closing conditions and adjustments, on the completion of the transaction.

ENDS

For more information:
Luke Swanson / Simon Mays-Smith / Charles Goldsmith                 +44 (0)207 010 2310

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  17 August 2011

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary